SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One) ____  Form 10-K   _____ Form 20-F _____Form 11-k  __X__ Form 10-Q
            ____ Form N-SAR



For Period Ended: September 30, 1999

         ___ Transition Report on Form 10-k ___ Transition Report on Form 20-f
         ___ Transition Report on Form 11-k _X_ Transition Report on Form 10-Q
         ___ Transition Report on Form N-SAR

PART I.

                              TRIMFAST GROUP, INC.
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                               Name of Registrant


         777 S. HARBOUR ISLAND BOULEVARD, SUITE 260 TAMPA, FLORIDA 33602
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                     Address of Principal Executive Offfice


PART II.   Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

_X__ (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

_X__ (b) The subject annual report, semi-annual report, report on Form 10-k, Form 20-F, Form 11-k, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

_X__ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail why the Form 10-k, 11-k, 20-f, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         1. On August 24, 1999 the Company received a comment letter from the Securities and Exchange Commission in connection with a Registration Statement submitted on Form 10-SB. As a result of this comment letter and in furtherance of the Company's newly established reporting obligations, the Company has expended significant time and resources not only to respond to the comment letter but to insure that the Company will be able to comply with its ongoing reporting obligations. New personnel have been hired and guidelines established to insure that future reports can be filed on a timely basis. The Company will file its required quarterly report within the time permitted by this extension.

The name and telephone number of the person to contact in regard to this notification.

                            Michael Muzio, president
                            TrimFast Group, Inc.
                            (813)275-0050

         2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
Registrant was required to file such report(s) been filed? [X]  YES   NO [ ]


         3 Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? YES [X] NO [ ]


                              TRIMFAST GROUP, INC.
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                  (Name of Registrant as specified in charter.)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


DATE: November 15, 1999                        BY:/s/ MICHAEL MUZIO
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                                                  MICHAEL MUZIO, pres